Ascend Telecom Holdings Limited

Clifton House

75 Fort Street

Grand Cayman KY1-1108, Cayman Islands

September 30, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director

RE:	Ascend Telecom Holdings Limited

Registration Statement on Form F-4 (File No. 333-205872)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ascend Telecom Holdings Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-4 to become effective on October 1, 2015 at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant hereby authorizes John T. Owen, an attorney with our legal counsel, Jones Day, to orally modify or withdraw this request for acceleration.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John T. Owen of Jones Day at (212) 326-7874 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

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Very truly yours,

ASCEND TELECOM HOLDINGS LIMITED

By:	/s/ Sushil Kumar Chaturvedi
Sushil Kumar Chaturvedi
Chief Executive Officer

cc: John T. Owen, Jones Day